SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Fisher Communications, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
337756 20 9

(CUSIP Number of Class of Securities)
David R. Wilson
Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, WA 98101
(206) 757-8274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

SCHEDULE 13G/A

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) George D. Fisher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,728

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		353,504

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,728

WITH	8	SHARED DISPOSITIVE POWER

		439,154

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	445,882

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.03%)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer: Fisher Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 100 Fourth Ave. N., Suite 510 Seattle, Washington 98109
Item 2.
(a)	NAME OF PERSONS FILING: George D. Fisher

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 22519 Marine View Drive Des Moines, WA 98198

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $1.25 per share

(e)	CUSIP NUMBER: 337756 20 9
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not Applicable.
Item 4. Ownership
(a)	Amount beneficially owned:
          As of December 31, 2009, George D. Fisher was the record owner of 6,728 shares of Common Stock. D. R. Fisher Trust UW of D. R. Fisher (the “Trust”) was the record owner of 353,504 shares of Common Stock. George Fisher is trustee of the Trust. In December 2009, D. R. Fisher Company distributed all of its securities to its shareholders. Mr. Fisher’s mother, Allie Fisher, received 85,650 shares of the Company’s Common Stock in this distribution. Mr. Fisher has the authority to dispose of the shares owned by his mother.
(b)	Percent of class: 5.03%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	6,728
(ii) Shared power to vote or to direct the vote	353,504
(iii) Sole power to dispose or to direct the disposition of	6,728
(iv) Shared power to dispose or to direct the disposition of	439,154
     George Fisher expressly disclaims beneficial ownership of the shares owned by the Trust, except for his proportionate pecuniary interest in such securities.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.

Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2010	/s/ George D. Fisher
George D. fisher